[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

November 5, 2020

VIA EDGAR

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Morgan Stanley Portfolios, Series 45
(the “Trust”) (File Nos. 333-249283 and 811-22966)

Dear Ms. Larkin:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated October 30, 2020 with respect to the above-referenced Trust. The Trust consists of one underlying unit investment trust portfolio, Life After Covid.

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Trust’s registration statement will be reflected in the Trust’s pricing amendment, which is currently anticipated to be filed on or about Friday, November 6, 2020. Capitalized terms have the same meanings as in the Trust’s registration statement, unless otherwise indicated.

Prospectus

Page 2 — Investment Objective

1. The investment objective of the Trust is to provide “above-average” capital appreciation. “Above-average” suggests that there is an average level of capital appreciation to which the Trust is being compared. Please clarify the comparison or revise the term.

Response: The disclosure on page 2, as well as similar disclosure found near the top of page 13, have been revised in response to the above comment.

Page 2 — Investment Concept and Selection Process

2. In the first paragraph, disclosure states that the Trust will invest in a portfolio of common stocks. Please add disclosure specifying which kinds of common stocks, e.g., U.S., non-U.S., small-capitalization, large capitalization, etc. Also, please add corresponding risks to the risk section.

Response: The disclosure has been revised in accordance with the above comment.

3. In the first paragraph, disclosure refers to “Morgan Stanley & Co. LLC Research” and “Morgan Stanley Wealth Management Investment Resources.” Please add disclosure that explains who these entities are and what their role is. If they receive a fee from the Trust for their services, please file any agreements covering the arrangements and revise the prospectus to address material terms, including the nature of the services provided and compensation to be paid. Also, in correspondence, please explain the relationship between the Sponsor and each entity, if any.

Response: The disclosure has been revised in accordance with the above comment. Morgan Stanley & Co. LLC Research, a division of Morgan Stanley and an affiliate of the Trust’s Sponsor, provides analysis of the global equity and fixed-income markets to Morgan Stanley clients. Morgan Stanley Wealth Management Investment Resources is a subdivision of Morgan Stanley Wealth Management, which is a division of Morgan Stanley (and an affiliate of the Trust’s Sponsor) that provides investment analysis and research services primarily for Morgan Stanley Wealth Management clients and related support to Morgan Stanley financial professionals. Neither of these entities will receive a fee from the Trust.

4. In the first paragraph, disclosure refers to the publication of a report that contains a list of securities used in the Trust’s investment selection process. Please clarify whether an investor can access the report and if so, how. This comment also applies to the reference to “a variety of published 12-18 month projected valuation levels” in the first paragraph of page 3.

Response: The disclosure has been revised to reflect that Morgan Stanley clients may access the report and the above-mentioned 12-18 month projected valuation levels relating to particular stocks by contacting their Morgan Stanley financial professional.

5. In the first and second paragraphs, disclosure includes phrases, such as “poised to benefit in the medium term,” “impacts of the Covid-19 pandemic on macro trends,” and “considering the potential corresponding changes to tastes and preferences.” Please revise this disclosure using plain English.

Response: The disclosure has been revised in accordance with the above comment.

6. In the section titled, “Work from Home,” disclosure states that “approximately 50% of the U.S. workforce is currently working from home.” Please add disclosure that explains the basis for this statement.

Response: The disclosure has been revised to specify the basis for the above referenced statement.

7. In the section titled, “Experiences & Travel,” please add disclosure that explains what you mean by “Experiences.”

Response: The disclosure has been revised in accordance with the above comment.

8. In the section titled, “Social Reallocations,” please add disclosure that more clearly explains the Trust’s focus on “climate change” and “decarbonization.” The Trust also should describe the criteria it uses in determining what issuers it considers to have climate change and decarbonization characteristics. The disclosure should include whether the Trust selects investments by reference to, for example: (1) an ESG index; (2) a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods. The Trust should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Please add corresponding risks in the risk section.

Response: The “Social Reallocations” section has been removed from the registration statement.

Page 7 — Report of Independent Registered Public Accounting Firm

9. In the first paragraph, the report refers to “Blue Chip Value Trust.” To what does this name refer?

Response: The disclosure has been revised to correctly refer to the Trust.

Page 11 — Structure and Offering

10. In the first paragraph, disclosure states that articles and sections of the Indenture are incorporated by reference into this Prospectus.” Please confirm that the Trust will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019 at https://www.sec.gov/rules/final/2019/33-10618.pdf 78; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.).

Response: As has been the case with each other trust deposited by the Sponsor and filed on EDGAR since the applicable rules of the Fast Act went into effect, in connection with its upcoming pricing amendment filing on EDGAR, the Trust will include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement.

Page 14 — Risk Factors

11. Please revise disclosure in “Investment Concept and Selection Process” to clarify that the Trust’s investments focus on various kinds of companies referred to in the “Risk Factors” section, such as “Communication Services Companies,” “Consumer Product Companies,” “Health Care Companies,” and “Real Estate Investment Trusts.”

Response: The disclosure has been revised in accordance with the above comment.

Page 21 — Redemption

12. The first paragraph ending with, “. . . and you will be” appears to be missing text at the end of the sentence. Please address.

Response: The disclosure is correct as is, however, the formatting in this portion of the disclosure will be adjusted to remove the appearance of missing text.

13. Other registration statements offered by the same sponsor have included a section titled, “Computation of Redemption Price Per Unit.” Please explain why that section does not appear in this registration statement.

Response: The disclosure set forth under the larger “Redemption” heading has been in place since Morgan Stanley Portfolios, Series 31, with a registration statement including the new disclosure having been reviewed in connection with Morgan Stanley Portfolios, Series 33 and declared effective by the Commission staff on July 31, 2019.  Specifically, the disclosure was streamlined to allow for a more straightforward discussion based upon net asset value, the components of which are first detailed on page 4 of the Trust’s registration statement.

Page 22 — Other Charges

14. The disclosure in this paragraph indicates that the Trust may indemnify persons. To the extent such indemnification may apply to liability under the Securities Act of 1933 and the benefits of such indemnification are not waived by such persons, in an appropriate location in the registration statement, include a brief description of any such indemnification provisions and an undertaking substantially in the form provided in Rule 484 of the Securities Act.

Response: All indemnification provisions applicable to the Trust’s Sponsor and Trustee are described on page 22 of the disclosure (and reflect the corresponding provisions in the Trust’s Standard Terms and Conditions of Trust).  The amended registration statement expected to be filed on November 6, 2020, will include the requested undertaking substantially in the form provided in Rule 484 of the Securities Act.

Page 23 — Accounts and Distributions

15. The first paragraph ending with, “after deducting estimated” appears to be missing text at the end of the sentence. Please address.

Response: The disclosure is correct as is, however, the formatting in this portion of the disclosure will be adjusted to remove the appearance of missing text.

Page S-1 — Exhibit 7.1

16. We note that the powers of attorney are dated June 24, 2019 for Benjamin Huneke and Jacques Adrien and August 16, 2017 for Andrew Saperstein, Jedd Finn, and James Janover. Please update the powers of attorney to a date that is no more than six months before the filing of a registration statement.

Response: As agreed upon in telephone conversations on November 5, 2020, the Trust’s registration statement seeking effectiveness will rely upon the powers of attorney currently in place. With respect to registration statement filings on behalf of its future unit investment trust series, the Sponsor will seek to comply with the Staff’s request that such filings include powers of attorney dated no more than six months before the date of such registration statement filing.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Friday, November 6, 2020. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures